# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Mugatunes Inc.

*Legal status of issuer*

    *Form*
    Corporation

    *Jurisdiction of Incorporation/Organization*
    Delaware

    *Date of organization*
    February 11, 2015

*Physical address of issuer*
357 Commercial Street, # 321, Boston, MA 02109

*Website of issuer*
www.mugatunes.com

*Current number of employees*
0

|  | Most recent fiscal year-end | Prior fiscal year-end |
| --- | --- | --- |
| **Total Assets** | $1,417.45 | $27,390.60 |
| **Cash & Cash Equivalents** | $1,417.45 | $27,390.60 |
| **Accounts Receivable** | $0 | $4,000.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $50,085.90 | $16,593.30 |
| **Cost of Goods Sold** | $60,283.99 | $11,620 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $0.00 | $0.00 |

April 30, 2020

# FORM C-AR

# Mugatunes Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mugatunes Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.mugatunes.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 30, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mugatunes Inc. (the "Company") is a Delaware Corporation, formed on February 11, 2015. The Company is currently also conducting business under the name of Mugatunes & Muga Media.

The Company is located at 357 Commercial Street, # 321, Boston, MA 02109.

The Company's websites are www.mugatunes.com and www.mugainc.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

Mugatunes is a music and marketing ecosystem. We have a propiatary platform where 500+ Tastemakers from around the country curate the best new music. We run an agency where we help artists and brands with everything from branding to promotion. We are leaders on playlisting platforms like Soundcloud and Spotify. We occasionally produce events / concerts. Lastly, we operate a record label and release music through Spotify, Soundclound and other major DSP's.

We monetize through ads on our platform, marketing agency services for artists and brands, paid music submissions, ticket revenue, merchandise, and label release royalties.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the appropriate personnel who have neccessary experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on its current CEO, Drew Meagher, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. If Drew Meagher dies or becomse disabled, the Company will not receive any compensation to assist with the company in transitional operations of the company to new personal. The loss of such person could negatively affect the Company and its operations.

***The development and commercialization of our products & services is highly competitive.***

Our competitors include major media and music companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved [products/services] and thus may be better equipped than us to develop and commercialize [products/services]. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***Company intends for the proceeds of this Offering to contribute to the Company's ability to acquire appropriate technical talent, failure to raise sufficient funds may hurt the Company's future prospects.***

***We are subject to rapid technological change and dependence on new product development.***

The music industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

*We plan to implement new lines of business or offer new products and services within existing lines of business.*

There are some risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

*The Company intends to use the proceeds from the Offering for unspecified working capital.*

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

*The Company's success depends on the abilities of the founders, board of directors, key employees, and team as a whole.*

In particular, the Company is dependent on Andrew Meagher who is CEO of the Company, respectively. The loss of Andrew Meagher or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

*We have not prepared any audited financial statements.*

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We depend on third-party audible content providers Soundcloud & Youtube. If Soundcloud or Youtube were to dissolve, we'd be required to quickly change our tech to accept alternative streaming sources (Bandcamp, Audiomack, Spotify, fanburst, etc.).***

If outsourcing services are interrupted or the performance is poor, this could impact our user's experience. Such interruptions could result in our inability to meet customer expectations, damage our reputation and customer relationships and adversely affect our business.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.***

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute music curation and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

***Our business could be adversely affected if there is a decline in advertising spending.***

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iii) new laws and regulations that prohibit or restrict certain types of advertisements; and (iv) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in the monthly reach of our content.

***We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.***

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***

Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

***We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.***

Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek other advertising services, which may adversely affect our financial condition and results of operations.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.***

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

***We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

While Mugatunes as a publication has existed since 2017, the current platform/product was launched in April of 2015. Accordingly, we have little history upon which and evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. You should consider the Company's business operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

**BUSINESS**

**Description of the Business**

Mugatunes is a music and marketing ecosystem. We have a propiatary platform where 500+ Tastemakers from around the country curate the best new music. We run an agency where we help artists and brands with everything from branding to promotion. We are leaders on playlisting platforms like Soundcloud and Spotify. We occasionally produce events / concerts. Lastly, we operate a record label and release music through Spotify, Soundcloud and other major DSP's.

**Business Plan**

We monetize through; ads on Mugatunes.com, marketing agency services for artists and brands (such as web design, logo design, social media growth, promotion, branding, and strategy) paid music submissions, ticket revenue, merchandise, and label release royalties.

**History of the Business**

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Music Curation/Discovery/ Streaming platform | Platform solves two problems: 1) Provides the most passionate music fans a place to share and discuss new music. 2) Provides all music fans a seamless way to discover, listen and save new music & playlists. Curated 100% by humans - no bots or algorithms. | Market potential is all music fans. 180,000,000 music streaming users in 2018 https://www.statista.com/ statistics/669113/number-music-streaming-subscribers/ |
| Record Label | Release music and collect royalties. Receive paid music submissions for consideration. | Recorded music revenues grew in 2018 for the fourth consecutive year, reaching $18.8 billion, up $2.2 billion from 2017 |
| Digital Agency Services for Artists + Brands | Logo Design, Cover Art Design, Web Design, Brand Strategy, Advertisement, Promotion and Growth. | Artists: Vocalists, DJs, Producers, Bands, Rappers, etc. Brands: companies of all sizes. |

**Competition**

The Company's primary competitors are Music Curators: 8 Tracks, Hype M, Pitchfork, Complex, etc. and record labels: Spinnin Records, Soave Records, Trap Nation, Digster etc.

The market for music curation services and music publications are both highly competitive, but we're combining both. We're a music publication with 100% UGC (User Generated Content), combined with a music curation service. Curation communities like 8 Tracks and HypeM provide similar services but have struggled to reach sustainability. We're a curation service with a media agency and record label business model.

**Supply Chain and Customer Base**

All audible content comes from Soundcloud, Spotify and Youtube via their API's. Platform content (blog posts, playlists, articles) is created by our writers (we call them tastemakers).

Customers of content & curation are music fans, mostly 18-24 y/o. Digital Agency customers are brands of all sizes. Artist Services customers are vocalists, DJ's, producers, bands, PR Firms, Record Labels.

**Intellectual Property**

The Company is dependent on the following intellectual property:

Websites – www.mugatunes.com and www.mugainc.com
Social accounts – Soundcloud, Spotify, Instagram

**Governmental/Regulatory Approval and Compliance**

N/A

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 357 Commercial Street, # 321, Boston, MA 02109

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Andrew Meagher

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Co-Founder & CEO, 2/11/15 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Product, Marketing, Editor In Chief, Fundraising, Content Management, Vision 2/11/2015 - Present

*Education*

Trinity College, Bachelor Degree, 2015 Worcester Academy, 2011

---

*Name*

Robert Gau

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

President 2/11/2015 - 12/18/2016 Advisor & Part-Time CFO - 12/18/2016 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Editor In Chief & Content Manager 2/11/2015 - 12/18/2016 Financial Management (budgeting, expenses, incorporation etc.) 2/11/2015 - Present

*Education*

Trinity College, Bachelor Degree, 2015 Staples High School, 2011

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Andrew Meagher

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Co-Founder & CEO, 2/11/15 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Product, Marketing, Editor In Chief, Fundraising, Content Management, Vision 2/11/2015 - Present

*Education*

Trinity College, Bachelor Degree, 2015 Worcester Academy, 2011

---

*Name*

Robert Gau

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

President 2/11/2015 - 12/18/2016 Advisor & Part-Time CFO - 12/18/2016 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Editor In Chief & Content Manager 2/11/2015 - 12/18/2016 Financial Management (budgeting, expenses, incorporation etc.) 2/11/2015 - Present

*Education*

Trinity College, Bachelor Degree, 2015 Staples High School, 2011

---

***Indemnification***

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 0 employees.

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | SAFE (Simple Agreement for Future Equity) |
| **Amount outstanding** | 95,950 |
| **Voting Rights** | none |
| **Anti-Dilution Rights** | none |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | none |

| | |
|---|---|
| **Type of security** | Issued shares to founders. Common Stock |
| **Amount outstanding** | 100 |
| **Voting Rights** | Relative to % owned. |
| **Anti-Dilution Rights** | none |

| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | none |
|---|---|

Securities issued pursuant to Regulation CF:

| Type of security | Units of SAFE (Simple Agreement for Future Equity) |
|---|---|
| Amount outstanding | 93,950 |
| Voting Rights | None |
| Anti-Dilution Rights | None |

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| SAFE (Simple Agreement for Future Equity) | 9 | $95,950.00 | Develop online music sharing & discovery platform (tech). New platform launched in April 2017. | December 16, 2016 | |

| | | | | | |
|---|---|---|---|---|---|
| Crowd SAFE | | $93,950.00 | Develop online music sharing & discovery platform (tech). New platform launching May 2019 | August 31, 2018 | Regulation CF |

**Ownership**

94% of the Company is owned by Andrew Meagher. Fellow co-founders/advisors Rob Gau and Stefan Harnes own 3% each. There's $95,950 in SAFE notes ($2M Cap) notes pending. There's $93,950 in Crowd SAFE's pending.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Andrew Meagher | 94.0% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

Via equity-crowdfunding that concluded in July 31, 2018 we raised $93,950. The majority of this offering was used to develop a new version of our tech-platform which launched in May of 2019, making our platform the only existing curator of the three major DSP platforms all in one place. We will maintain & improve profitability in the next 12 months by maximizing our current revenue streams while introducing new ones.

During the fall of 2019 the company entered the concert production industry and produced several college concerts and events. Several events were not profitable and resulted in significant losses for the company. As a result of this, plus the covid pandemic, the company will not be pursuing this revenue stream for some time.

Otherwise revenue from the rest of our services more than doubled from 2018 to 2019, we will continue to maximize these revenue strams.

**Liquidity and Capital Resources**

In December of 2016 the company conducted an angel investment offering and raised $95,950.

On July 31, 2018 the Company conducted an offering pursuant to Regulation CF and raised $93,950.

At the time of this reporting (April 27, 2020), the company has $5,000 in liquidity and capital resources.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/ daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the

Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

### *Securities*

| Related Person/Entity | Crowd SAFE |
|---|---|
| **Relationship to the Company** | Crowd SAFE investor |
| **Total amount of money involved** | $27,300.00 |
| **Benefits or compensation received by related person** | none |
| **Benefits or compensation received by Company** | none |
| **Description of the transaction** | Repurchase of shares |

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

The company's previous Form C-AR (2019) inadvertently did not include the proper financial information for 2018, instead only included a balance sheet and bank statements for that fiscal year. This form includes GAAP finances for both 2019 and 2018, as a supplement and informal amendment to the previous year's inadvertent omission.

The Company has otherwise not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Meagher

(Signature)

Andrew Meagher

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Meagher

(Signature)

Andrew Meagher

(Name)

CEO

(Title)

**_Instructions._**

1.    The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.    The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Andrew Meagher, being the founder of Mugatunes Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheets of December 31, 2019 and December 31, 2018, and the related statements of income (deficit), stockholder's equity and cash flows for the years ending in December 31, 2019 and 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) The Company has filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Andrew Meagher

(Signature)

Andrew Meagher

(Name)

CEO

(Title)

(Date)

**EXHIBIT A**

*Financial Statements*

# MUGATUNES INC.

## Unaudited Financial Statements for the Years Ended December 31, 2019, 2018

**MUGATUNES INC. BALANCE SHEET**
**As of December 31, 2019 and 2018 (Unaudited)**

|  | 2019 | 2018 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash & Cash Equivalents | $610.00 | $27,420.60 |
| Total Current Assets | $610 | $27,420.60 |
| Property and equipment, net | $0 | $0 |
| | | |
| Total Assets | $63,396.00 | $122,965.00 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' DEFECIT** | | |
| Accounts Payable | $0 | 0 |
| Advances from Founder | $0 | 0 |
| Total Current Liabilities | $0 | 0 |
| | | |
| Stockholders' Equity: | | |
| Common Stock | 5000 | 5000 |
| Additional paid in Capital - SAFE | 158,275 | 158,275 |
| Retained Earnings | -99,879 | -$40,310 |
| Total Stockholders' Equity | $63,396.00 | $122,965.00 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $63,396.00 | $122,965.00 |

**MUGATUNES INC.**

**INCOME STATEMENT**

**For the Years Ended December 31, 2019 and 2018**

|  | 2019 | 2018 |
|---|---|---|
| **Total Revenues** | $49,031 | $16,593 |
|  |  |  |
| Website Design | $7,164 | $9,505 |
| Music Submissions | $8,959.10 | $7,088 |
| Ticket Revenue | $5,723.46 | $0 |
| Social Media Management | $3,883 | $0 |
| Music Promotion | $1,328.53 | $0 |
| Refund | $1,763.05 | $0 |
| Concert / Event Sponsors | $20,210.22 | $0 |
|  |  |  |
| **Operating Expenses:** |  |  |
|  |  |  |
| Compensation of Officers | $16,126 | $9,644 |
| Depreciation | $32,759 | $2,730 |
| Consulting / Contractor | 19,464.99 | $1,976 |
| General & Administrative | $5,810.70 | $4,674 |
| Marketing & Promotions | 2,265.56 | $5,714 |
| Meals | $0 | $65 |
| Professional Fees | $0 | $3,650 |
| Subscriptions | $5,903 | $5,167 |
| Concert Production | $24,693 | $0 |
| Travel & Lodging | $1,569 | $0 |
|  |  |  |
| Total Operating Expenses | $108,591 | $33,620 |
|  |  |  |
| **Net Loss** | $59,560 | $17,027 |

**MUGATUNES INC.**
**STATEMENT OF CASH FLOWS**
**For the Years ended December 31, 2019 and 2018 (Unaudited)**

|  | 2019 | 2018 |
|---|---|---|
| **Cash Flows from Opertaing Activities** | | |
| | | |
| Net Loss | -$59,560 | -$17,027 |
| Net Cash Used In Operating Activites | 75,832 | $30,890 |
| | | |
| | | |
| **Cash Flows From Financing Activities** | | |
| | | |
| Advances from founder | $0 | $0 |
| Issuance of SAFEs | $0 | $93,950 |
| Crowdfunding Platform Fee | $0 | -$8,123 |
| Repurchase of SAFEs | $0 | -$27,300 |
| Net Cash Provided By Financing Activities | $0 | 58,527 |
| | | |
| Cash and Cash Equivalents at Beggining of Period | $27,993.81 | $957.49 |
| Cash and Cash Equivalents at End of Period | $1,417.45 | $27,390.60 |
| | | |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | $0 | $0 |
| Cash paid for income taxes | $0 | $0 |

**MUGATUNES INC.**
**STATEMENT OF OWNERSHIP & EQUITY**
**For the Years Ended December 31, 2017 and 2016 (Unaudited)**
See pages 15-18 for ownership & capitalization.

**MUGATUNES INC.**

**NOTES TO FINANCIAL STATEMENTS**
**For the Years ended December 31, 2019 and 2016\8 (unaudited)**

NOTE 1 - NATURE OF OPERATIONS

From Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely continue to incur losses prior to generating positive working capital.

In 2019 the company 1) completed development of it's platform, it's largest expense since inception, and 2) produced concerts / events that sustained a significant loss. These were the largest contributors to the company's lack of profitability in 2019.

The company expects 2020 to be it's first profitable year, as major tech expenses are behind them, concert production is on hold, and agency revenues are on the rise.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Most of the revenue is recorded through on-line prepayments. Refunds are charged against revenue. As of December 31, 2019 and 2018, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the year ended \ December 31, 2016. The Company has not yet filed its income tax return for the year ended December 31, 2017, which will remain subject to examination

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or

Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research

and development expense until technological feasibility is established. With the Company's current technology,

technological feasibility of the underlying software is not established until substantially all product development and

testing is complete, which generally includes the development of a working model. Prior to a product's release, if

and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed

as part of cost of sales.

by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 4 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, the founders have advanced the Company short-term loans. In aggregate, $6,500 and $1,700 was advanced and outstanding as of December 31, 2017 and 2016, respectively. This amount was classified as current debt on the accompanying Balance Sheet on original Form C.

NOTE 5 – COMMITMENTS AND CONTINGENCIES Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.